UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2009

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig, Chief Financial Officer

Dated: November 12, 2009

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

12-11-09

Contact Details
CAMTEK	IR INTERNATIONAL
Mira Rosenzweig CFO	GK International IR
Tel: +972-4-604-8308	Ehud Helft / Kenny Green
Mobile: +972-54-9050703	Tel: (US) 1 646 201 9246
mirar@camtek.co.il	info@gkir.com

CAMTEK ANNOUNCES CLOSING OF THE ACQUISITION OF SELA – Semiconductor
Engineering Laboratories LTD.

MIGDAL HAEMEK, Israel – November 12, 2009 – Camtek Ltd. (NASDAQ and TASE: CAMT), today announced that further to its announcement on September 24, 2009, regarding the signing of an agreement for the acquisition of the entire share capital of SELA – Semiconductor Engineering Laboratories Ltd. (“SELA”), it has completed the acquisition of Sela.

In consideration for the shares, Camtek will pay to SELA’s shareholders future payments in the aggregate amount of up to $9.5 million, contingent upon SELA’s revenues.

SELA is engaged in the development, manufacturing and marketing of automated SEM (Scanning Electron Microscope) and TEM (Transmission Electron Microscope) sample preparation equipment, primarily for the semiconductor industry. SELA has more than 275 systems installed worldwide, many of which are located at world-leading semiconductor fabrication facilities.

SELA recently introduced the Xact, the first TEM/STEM sample preparation system using Adaptive Ion Milling (AIM) technology. The AIM technology brings numerous advantages to traditional FIB (Focused Ion Beam) technology by reducing the sample thickness to below 30nm over a large area with high precision and throughput and with superior image quality.

“SELA is a significant addition to our technological assets, and we are eager to leverage Camtek’s global infrastructure, sales and support teams, manufacturing and facilities, to continue to service SELA’s existing customer base, while targeting new customers. Sela will function as a Business Division within Camtek, led by Mr. Colin Smith, formerly SELA’s CEO and President, who will assume the position of VP at Camtek and Sela Division manager” commented Rafi Amit, Camtek’s CEO.

ABOUT CAMTEK LTD.

With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.